May 19, 2005

Mr. Craig Wilson

United States Securities and Exchange Commission

Mail Stop 4-06

Washington, D.C.  20549

Re:       SEC Comments to ImageWare Systems, Inc.

                        (File No. 001-15757) Form 10-K: For

                        the Fiscal Year Ended Deember 31, 2004

Dear Mr. Wilson:

Thank you for the Commission’s comments regarding compliance with applicable disclosure requirements with the mutual goal of enhancing the overall disclosure in our filings.

In connection with our response to the Commission’s comments, we hereby acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in filings with the Commission

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Following is our response to the Commission’s comments dated April 21, 2005.

Form 10-K: For the Fiscal Year Ended December 31, 2004

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies – Revenue Recognition

1.  We note that a number of the Company’s contracts are with government agencies.  Supplementally tell us how you considered paragraph 32 – 33 of SOP 97-2 in accounting for fiscal funding clauses included in your software arrangements.  Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition  for other services and product you provide.

We considered the guidance of SOP 97-2 paragraphs 32 through 33 regarding Fiscal Funding Clauses.  We generally deliver all product-related items (software, hardware, consumables, and services) pursuant to customer purchase orders or executed customer contracts issued by governmental agencies subsequent to the approval of funding.  In these instances, which represent the vast majority of our product related sales, the related legislature or funding authority has appropriated the funds necessary for the governmental unit to fulfill its obligations under the related purchase order or executed contract and therefore there are no fiscal funding clauses which provide for the cancellation of product related items if the legislature or funding authority does not appropriate the necessary funds. Delivery and implementation of product-related items generally occurs within a three to six month timeframe.

We occasionally enter into multi-year maintenance contracts with governmental customers which span multiple fiscal budget years.  In these instances, we generally require prepayment at the beginning of the contract maintenance period and recognize revenue ratably over the corresponding maintenance period provided no significant obligations remain.

2.  Supplementally explain each revenue stream and the related revenue recognition policy for each revenue source (i.e., long-term contracts involving customization, license fees, maintenance agreements, multi-element arrangements and other software sales).  Cite the accounting literature that supports each policy and at a minimum, address the applicability of SOP 97-2, SOP 81-1, SAB 104, EITF 00-21 and EITF 03-05 in your response.  We may have further comments based on your response.

We currently generate revenue primarily from the following major revenue sources; the approximate percentage of each revenue source to total 2004 revenues is also indicated:

•                  Long-term fixed-price contracts involving significant customization (9%)

•                  Fixed-price contracts involving minimal customization (22%)

•                  Software licensing (31%)

•                  Sales of computer hardware and identification media (18%)

•                  Postcontract customer support (PCS) (20%)

The related revenue recognition policy for each of the above identified sources is set forth below:

Long-term fixed-price contracts involving significant customization.

We recognize revenue and profit as work progresses on long-term, fixed-priced contracts involving significant amounts of software and hardware customization using the percentage of completion method based on costs incurred to date compared to total estimated costs at completion.  Historically, delivery of the elements of these type arrangements are completed within a three to six month period with the exception of PCS services, which typically are entered into for one year increments after completion.

We utilize the guidance in SOP 97-2, paragraph 74 which states that “If an arrangement to deliver software or a software system, either alone or together with other product and services, requires significant production, modification, or customization of software, the service element does meet the criteria for separate accounting.  The entire arrangement should be accounted for in conformity with ARB 45, using the relevant guidance in SOP 81-1.

Upon determination that sufficient customization does meet the criteria to apply contract accounting, a determination is made in accordance with SOP 81-1, paragraphs 21- 33 as to the most appropriate recognition method, the percentage-of-completion method or the completed contract method.

For those instances in which the percentage-of-completion method is used, we have determined, based on the guidance in SOP 97-2 paragraphs 78 through 91 and SOP 81-1, paragraphs 46 through 51 that the most meaningful measure of the extent of progress towards completion is based upon input measures, specifically, labor hours incurred.

In accordance with EITF 03-05, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, the composition of an arrangement is reviewed to determine whether non-software deliverables should be included within the scope of SOP 97-2.  We evaluate if the software is essential to the functionality of the non-software deliverable.  If the determination is made that the software is essential to the functionality of the non-software deliverable, the deliverable is included within the scope of SOP 97-2.

Fixed-price contracts involving minimal customization

We recognize revenue on fixed-price contracts involving minimal amounts of software and hardware customization when delivery of all the elements of the arrangement have been completed.  Delivery times on these minimal customization arrangements are typically 3 months or less.  These arrangements typically involve multiple elements, (i.e. software, hardware and services).  In accordance with SOP 97-2, paragraph 12, we review the components of such arrangements to determine if Vendor Specific Objective Evidence (“VSOE”) exists for each element.  If sufficient VSOE does not exist for all elements in the arrangement, all revenue from the arrangement is deferred until either sufficient VSOE does exist or all elements of the arrangement have been delivered.  Based on the relative short delivery time of the Company’s arrangements, in instances where sufficient VSOE does not exist, revenue is typically recognized upon delivery of all elements contained in the arrangement.

We have considered the guidance in SOP 98-9, but have not encountered multiple-element arrangements in which there is VSOE of the fair values of all undelivered elements but VSOE does not exist for one or more of the delivered elements in the arrangement that would call for the application of the residual method.  Should such circumstances be encountered in the future, we will apply the provisions of SOP 98-9.

In arrangements where VSOE does exist for all elements contained in an arrangement, we recognize revenue upon delivery of the element provided that any undelivered elements are not essential to the functionality of the delivered elements in accordance with SOP 97-2, paragraph 13.

Software licensing

We recognize revenue from software license arrangements.  Such arrangements involve the sale of off-the-shelf software, defined by SOP 97-2 as software marketed as a stock item that customers can use with little or no customization.  We utilize the guidance in SOP 97-2, paragraph 8 which states that revenue shall be recognized when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists

•                  Delivery has occurred

•                  The vendor’s fee is fixed or determinable

•                  Collectibility is probable

Evidence of an arrangement is provided by customer purchase orders; delivery is based upon the shipment of software; the fee is based upon a mutually agreed upon price as evidenced by the customer purchase order.  We use the guidance in SOP 97-2 paragraph 14 with respect to probable collectibility.  There are no portions of our fee that are subject to forfeiture, refund or other concession.

Sales of computer hardware and identification media

We recognize revenue from the sale of hardware and identification media upon delivery of such items to the customer.  This revenue source involves the resale of computer hardware and identification media purchased from third party vendors.  There is no customization to be performed by the company and all obligations are completed upon delivery to the customer.

Postcontract customer support

Based upon several years of providing postcontract customer support, we have established Vendor Specific Objective Evidence for this element.  In accordance with SOP 97-2, paragraph 57, PCS fees from arrangements are allocated based on the fair value of the PSC fees as determined by VSOE.  The portion of the fee allocated to PCS is recognized ratably over the term of the PCS arrangement.  Based on the nature of our PCS agreements, we have considered the guidance in SOP 97-2, paragraph 59 and determined that the Company does not meet the criteria for recognition of PCS fees simultaneously with the initial license fees.

3.  Explain how you identify the elements included in a software arrangement (i.e., software license, support, training, consulting, etc) and how you establish VSOE for each of the elements in a multiple element arrangements.  Clarify whether or not you apply the residual method of accounting to your arrangements and the basis for that accounting.  In this regard, address the extent to which you have established VSOE for each of the undelivered elements.

Elements of a software arrangement are identified by review of an agreed-upon scope of work (“SOW”).  Such SOW’s are typically contained as an exhibit to an executed contract or addendum to a customer purchase order.  The SOW will state the specifications of deliverables such as software, hardware, consumables, services which typically include items such as installation, training, and database conversions.  VSOE is established by analyzing historical pricing information over time and represent averages of recent, actual transactions priced within a reasonable range.

Note 17. Subsequent Events

4.                                      We note that the Company sold your wholly-owned, Singapore subsidiary on March 3, 2005.  Supplementally tell us how you considered paragraphs 30 and 42-43 of SFAS 144 in determining that classification of the operations of Digital Imaging Asia Pacific as discontinued operations was not warranted at December 31, 2004.

We considered that the appropriate classification of the results of operations of our Digital Imaging Asia Pacific (“DIAP”) subsidiary as a discontinued operation was not warranted at December 31, 2004 due to the following:

In accordance with paragraph 30, of SFAS 144, a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We did not commit to a plan to sell our DIAP subsidiary until late January 2005.  Therefore, the criteria in SFAS 144, paragraph 30(a) was not met until January 2005.  The results of operations for our DIAP subsidiary will be reported in discontinued operations in accordance with paragraph 43 of SFAS 144 for current and prior periods beginning with the Company’s quarterly filing for the three month period ended March 31, 2005 on Form 10-QSB.

If you have any questions, please call me at (858) 673-8600 , x 138.

Very truly yours,

/s/ Wayne Wetherell

Wayne Wetherell,

Chief Financial Officer